Exhibit 12

September 16, 2019

Golub Capital Investment Corporation 666 Fifth Avenue New York, New York 10103
Golub Capital BDC, Inc. 666 Fifth Avenue New York, New York 10103

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Golub Capital BDC, Inc., a business development company organized as a Delaware corporation (the “Acquiring Fund”), to Golub Capital Investment Corporation, a business development company organized as a Maryland corporation (the “Acquired Fund”) and to Fifth Ave Subsidiary Inc., a Maryland corporation and wholly-owned direct subsidiary of the Acquiring Fund (the “Merger Sub”), in connection with the merger of the Merger Sub with and into the Acquired Fund, with the Acquired Fund being the surviving entity, followed by the merger of the Acquired Fund with and into the Acquiring Fund, and holders of shares of common stock of the Acquired Fund (the “Acquired Fund Shares”) receiving, in cancellation of their Acquired Fund Shares, shares of common stock of the Acquiring Fund plus cash in lieu of fractional shares of the Acquiring Fund (collectively, the “Reorganization”), pursuant to the Agreement and Plan of Merger, dated as of November 27, 2018, as amended, between the Acquiring Fund, the Acquired Fund the Merger Sub, GC Advisors LLC and, for certain limited purposes, Golub Capital LLC (as amended, the “Plan”), specifically regarding whether the Reorganization will be treated for U.S. federal income tax purposes as a reorganization qualifying under section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Unless otherwise defined, capitalized terms used in this opinion have the meanings assigned to them in the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Registration Statement (including the Joint Proxy Statement/Prospectus), (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion. This opinion is based on the assumption that the Reorganization will be consummated in accordance with the Plan, the Registration Statement (including the Joint Proxy Statement/Prospectus) and such other documents, certificates and records. This opinion is based upon the Code, Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.

Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes, the Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

This opinion is expressly only as of the date hereof. Except as set forth above, we express no other opinion.

Very truly yours,
/s/ Dechert LLP
Dechert LLP